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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)

Salix Pharmaceuticals, Ltd.
(Name of Subject Company (Issuer))

Axcan Pharma Inc.
Saule Holdings Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

795435106
(CUSIP Number of Class of Securities)

RICHARD TARTE, ESQ.
Axcan Pharma Inc.
597 Laurel Blvd.
Mont-Saint-Hilaire, QC J3H 6C4
Canada
(450) 467-5138

With a copy to:

MICHAEL D. LEVIN, ESQ. THOMAS E. KEIM, JR., ESQ. Latham & Watkins Illinois LLC 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	JOHN J. HUBER, ESQ. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004 (202) 637-2200

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:        ☐

SCHEDULE TO

        This Amendment No. 11 to the Tender Offer Statement on Schedule TO (as amended or supplemented prior to the date hereof, the "Schedule TO"), filed with the Securities and Exchange Commission on April 10, 2003, relates to an offer by Saule Holdings Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Axcan Pharma Inc., a corporation incorporated under the Canada Business Corporation Act ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Salix Pharmaceuticals, Ltd., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights", and together with the Common Stock, the "Shares"), of the Company, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2003 (as amended or supplemented prior to the date hereof, the "Offer to Purchase"), the Supplement to the Offer to Purchase, dated May 20, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

        Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.

        On June 6, 2003, the Wall Street Journal published an article in its "Heard on the Street" column related to the Offer and Salix's financial advisor, Wachovia Securities Inc. The full text of the article is filed as Exhibit (a)(5)(I) hereto.

        On June 9, 2003, Axcan Pharma Inc. filed a Second Amended Complaint in the United States District Court for the District of Delaware in its action against the Company seeking, among other things, a declaratory judgment that Parent and Purchaser have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to any purchases of the Company's securities by Parent or Purchaser, and enjoining the Company from making any false or misleading statements with respect to the Offer. A copy of the Second Amended Complaint is filed herewith as Exhibit (a)(1)(Q).

        On June 9, 2003, Axcan Pharma Inc. filed a Motion for Temporary Restraining Order in the United States District Court for the District of Delaware in its action against the Company, seeking a temporary restraining order requiring that the Company correct its proxy and tender offer materials to disclose the nature and extent of the Company's relationship with the financial analysts quoted in the Company's materials. A copy of the Motion for Temporary Restraining Order is filed herewith as Exhibit (a)(1)(R).

        On June 9, 2003, Axcan Pharma Inc. filed a Motion for Expedited Discovery in the United States District Court for the District of Delaware in its action against the Company, seeking an order permitting limited expedited discovery to collect information to present a further motion for a temporary restraining order for remedial relief prior to the Company's annual meeting. A copy of the Motion for Expedited Discovery is filed herewith as Exhibit (a)(1)(S).

        On June 9, 2003, Axcan Pharma Inc issued a press release with respect to these matters, filed as Exhibit (a)(5)(J) hereto.

Item 12.    Exhibits.

(a)(1)(Q)	Second Amended Complaint filed in the United States District Court for the District of Delaware on June 9, 2003.
(a)(1)(R)	Motion for Temporary Restraining Order filed in the United States District Court for the District of Delaware on June 9, 2003.
(a)(1)(S)	Motion for Expedited Discovery filed in the United States District Court for the District of Delaware on June 9, 2003.
(a)(5)(I)	Text of Wall Street Journal Article, dated June 6, 2003.
(a)(5)(J)	Press release issued by Axcan Pharma Inc., dated June 9, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2003	Axcan Pharma Inc.
	By:	/s/ LÉON F. GOSSELIN
	Name:	Léon F. Gosselin
	Title:	President, Chairman and Chief Executive Officer
Saule Holdings Inc.
	By:	/s/ DAVID W. MIMS
	Name:	David W. Mims
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(Q)	Second Amended Complaint filed in the United States District Court for the District of Delaware on June 9, 2003.
(a)(1)(R)	Motion for Temporary Restraining Order filed in the United States District Court for the District of Delaware on June 9, 2003.
(a)(1)(S)	Motion for Expedited Discovery filed in the United States District Court for the District of Delaware on June 9, 2003.
(a)(5)(I)	Text of Wall Street Journal Article, dated June 6, 2003.
(a)(5)(J)	Press release issued by Axcan Pharma Inc., dated June 9, 2003.

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  Item 11.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX